DC
No Act
P.E. 1-12-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047021

February 24, 2007

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/24/2007

Re: Ford Motor Company
Incoming letter dated January 12, 2007

Dear Mr. Sherry:

This is in response to your letter dated January 12, 2007 concerning the shareholder proposal submitted to Ford by Samuel N. Joanette. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Samuel N. Joanette
360 Collins Ave., Suite 202
Miami Beach, FL 33139

37996

RECEIVED

2007 JAN 19 AM 3:51

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Samuel N. Joanette

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2007.

Mr. Samuel N. Joanette (the "Proponent") has submitted for inclusion in the 2007 Proxy Materials a proposal that "demands" that the Chairman deliver stock performance equaling the top quartile of S&P 500 companies (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.
- The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal can hardly be considered a "proposal" in the context of Rule 14a-8(a). That rule states that a proposal is a shareholder recommendation or requirement that a company or its board take action, and that the action to be taken should be stated as clearly as possible. At most, the Proposal "demands" that the Chairman of the Board accomplish a goal or an objective, and it provides no specificity on the actions to be taken in furtherance of the objective. We thus read the Proposal to require that the Company adopt, and attempt to accomplish through means left to the Company's choice, an objective of achieving stock performance equaling the top quartile of S&P 500 companies. As such, the Company believes that the Proposal qualifies as ordinary business within both considerations outlined in the Release cited above.

The management and the board of directors of every company are entrusted with setting the course of a company's business. In setting a company's objectives and goals, management and directors analyze a myriad of considerations, such as consumer preferences, the competitive environment, future product plans, external economic factors, the company's financial situation, employee performance, the regulatory environment, etc. The result of such analysis may be that existing company objectives should be changed in order to accomplish a company's long-term goal of enhancing shareholder value. Management and directors may decide that new or modified objectives should be more focused than previously stated objectives. Moreover, the board of directors and management are those charged with the responsibility to pursue actions to accomplish the objectives, once established. It is axiomatic, however, that the objectives, and the actions taken in pursuit thereof, are designed to enhance shareholder value, as that is the primary purpose for which for-profit corporations exist.

For instance, instead of stating that a company seeks to achieve a certain stock price performance, management could decide that the company objectives should be to meet certain quality, cost, and product goals. By establishing these more concrete objectives, management and the board of directors may have determined that employees, consumers, suppliers, and other interested parties will have a better understanding of the company's priorities. In turn, management and the board may believe that a better understanding of these objectives together with performance metrics against the objectives will assist the company in achieving the desired value enhancement. Thus, the setting of company goals and objectives designed to enhance shareholder value, and the actions to be taken in pursuit of these goals and objectives, is a task fundamental to management's ability to run the business on a day-to-day basis that involves matters of a complex nature.

Moreover, as noted, to the extent the Proposal can be read to focus on actual performance, it again clearly implicates the ordinary business of the Company. Each and every day, the management and employees of the Company work to design, manufacture, sell and finance the best cars and trucks in the world, all with the goal of maximizing sales and profits that will lead to enhanced shareholder value and improved stock price performance. That is the "ordinary business" of the Ford Motor Company.

The Proposal thus attempts to interject shareholder participation into matters that clearly involve the day-to-day operation of the Company's business. This is the type of micro-management by shareholders that Rule 14a-8(i)(7) was intended to prevent. *See Ford Motor Company* (March 7, 2005); *Ford Motor Company* (March 2, 2004); *Duke Power Company* (March 7, 1988); *Carolina Power & Light Co.* (March 30, 1988); *Pacific Telesis Group* (February 21, 1990); and *E.I. DuPont de Nemours and Company* (March 8, 1991).

The Proposal clearly concerns matters related to the ordinary business of the Company – the setting of Company goals and objectives and the pursuit of those goals and objectives to enhance shareholder value. Moreover, the Proposal does not implicate any social or other policy issue that should mandate its inclusion in the Proxy Materials.

The Proponent submitted a substantially similar proposal last year (see Exhibit 2; the "2006 Proposal"). The Company based its request for exclusion of the 2006 Proposal on the following three bases: (i) Rule 14a-8(c) (multiple proposals); (ii) Rule 14a-8(d) (the 2006 Proposal exceeded 500 words); and (iii) Rule 14a-8(i)(7) (ordinary business). The Proponent claimed that he submitted a revised 2006 Proposal to comply with Rules 14a-8(c) and (d). Although the Company did not receive the Proponent's revised proposal until after it had filed its No-Action Request with the SEC, the Proponent's revised 2006 Proposal is substantially similar to this year's submission. The Staff granted Ford's 2006 No-Action Request on the basis that it related to the ordinary business of the Company. Consequently, it appears that the Staff gave the Proponent the benefit of the doubt in assuming that he submitted the revised 2006 Proposal to the Company in a timely manner. Even so, the Staff concurred in the Company's omission of the 2006 Proposal from its proxy materials. Since the Proposal is substantially similar to the 2006 Proposal, we respectfully request the Staff's concurrence in the omission of the Proposal from Ford's 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) as involving strategies made and actions taken in the course of ordinary business to enhance shareholder value. *See Ford Motor Company* (March 8, 2006).

The Proposal Is Not A Proper Subject For Action By Shareholders Under Delaware Law

Rule 14a-8(i)(1) authorizes the omission of a proposal if it is not a proper subject for action by shareholders under the law of the jurisdiction of the company's organization. Under the laws of the state of Delaware, Ford's state of incorporation, the Proposal is not a proper subject for action by shareholders because the Proposal is phrased as a demand to the Board rather than as a precatory proposal recommending Board action. Specifically, the Proposal states that "[a]doption *demands* Chairman Ford honor his 1998, 1999 and 2000 obligation to: deliver stock performance equaling the top quartile of S&P 500 companies" (emphasis added).

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation ... shall be managed by or under the direction of the board of directors, excect as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Because the Proposal would demand, rather than request, the Chairman to take certain action if it were approved by the shareholders of the Company, it appears to represent an effort to regulate directly the manner in which the company conducts its business and affairs. The Proposal, therefore, is impermissible under Section 141(a) of the DGCL. The Division of Corporation Finance has consistently granted no-action relief to Delaware corporations under Rule 14a-8(i)(1) where a shareholder proposal mandates action that, under state law, falls within the powers of the board of directors. *See American International Group, Inc.* (Publicly Available March 12, 1999) (exclusion allowed where the shareholder proposal was "phrased as a demand on the Company and its Board of Directors [making it] mandatory rather than precatory"); *CVS Corporation* (Publicly Available December 15, 1998) (exclusion allowed because shareholder proposal "[sought] to mandate action on matters that, under state law, fall within the management powers of a company's board of directors"); *The Boeing Company* (Publicly Available February 25, 1997) (exclusion allowed because a shareholder proposal "mandating or directing board action is inconsistent with the discretionary authority granted to a board of directors [under state law]"); *see also Triple-S Management Corporation* (Publicly Available March 10, 2006) (exclusion allowed by a Puerto Rico corporation because the shareholder proposal "as a demand and not a precatory proposal, by-passes the function of the Corporation's Board of Directors"); *General Electric Company* (Publicly Available January 27, 2004) (exclusion allowed by a New York corporation where the shareholder proposal was "cast as a demand to the Board rather than as a precatory proposal").

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2007 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2007 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2007 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Mr. Samuel N. Joanette (via Federal Express)

EXHIBIT 1

November 30, 2006

To: Chairman Bill Ford

From: Samuel N. Joanette

Subject: Shareholder Proposal For The 2007 Annual Shareholder's Meeting

Mr. Samuel N. Joanette of 360 Collins Ave., Suite 202, Miami Beach, Florida 33139, who is the owner of more than 17,000 shares of Ford Common stock informs the Company that he and/or his designee will present the attached proposal at the 2007 Annual Shareholder's meeting.

This proposal is contained on Page 1 and Page 2 attached to this cover letter. The proposal contains a total of 498 words (under the 500 word limit).

Also enclosed is proof of share ownership of more than one year.

Please forward my proposal to the Company's Secretary.

I look forward to asking you some important questions at next May's Annual Meeting.

Resolved:

Are shareholders better off after eight years of Chairman Bill Ford's leadership? Clearly not. Ford stock has declined to $8 and $100 billion of shareholder's wealth was destroyed by the mismanagement of Bill Ford. This tragic story gets worse.

Upon becoming chairman, Bill Ford **misled** shareholders by stating his management would deliver **Stock Performance Equaling the Top Quartile of S&P 500.** He has not honored his obligation, but may have **violated** the **Securities Act of 1934**.

Concerning "**False and Misleading Statements**," the **Securities Act** **prohibits** making **misleading statements**:

Section 240.14a-9 (a) : Predictions as to future market values.

When Chairman Ford obligated himself to deliver **Top Quartile S&P 500 Performance**, he pledged to investors specific future rates of return on the investment in Ford stock. This may violate **Section 240.14a-9 (a), "Predictions as to future market values."**

Chairman Ford obligated himself to deliver **Top Quartile S&P 500 Performance** four times in the 1998/1999/2000 Annual Reports. These are quotes:

(1) "Our goal is to be in the Top Quartile of S&P 500 companies for shareholder returns."
(2) "Our goal is to be in the Top Quartile of S&P 500 for shareholder returns over time."
(3) "Top Quartile performance among S&P 500 companies."
(4) "Ford Motor Company's overall goal is to be in the Top Quartile of the S&P 500 for shareholder returns over time."

Chairman Ford repeated his commitment to the Press, **obligating** his management to deliver **specific future rates of return.**

Is Chairman Ford **OBLIGATED**? Yes - quoting his words, he **OBLIGATED** himself to shareholders. **Quoting Chairman Ford** from the 2000 Annual Report:

"The extended family of Ford employees embodies the values that have given us a century of success. They begin with genuine concern .... and **OBLIGATION TO OUR SHAREHOLDERS.**"

The word **OBLIGATION** is significant and has legal consequences:

OBLIGATION : *"A moral or LEGAL DUTY. A binding PROMISE, CONTRACT. The act of obligating oneself."*

LEGAL DICTIONARY definitions:

OBLIGATION : A **LEGAL DUTY** to pay or do something.

PROMISE : A firm agreement to make payment or delivery. In contract law, if parties exchange promises, each promise is "consideration" (a valuable item) for the promise. Failure to fulfill a **promise** in a **contract** is a **breach of contract**, for which the other party may sue for performance and damages.

CONTRACT : An agreement with specific terms between two persons or entities where there is a **promise** to do something in return for a valuable benefit known as a consideration. **Contracts** can be **written or oral.**

Investors made investments based on Chairman Ford's **obligation** to deliver specific future rates of return (Top Quartile S&P 500). Investors lost $100 billion trusting Chairman Ford. Challenged at the 2006 Annual Meeting, Chairman Ford refused to honor his obligation, possibly violating the **Securities Act.**

This proposal demands Chairman Ford **honor his written and oral commitment to shareholders.**

Vote **"FOR".**

PROPOSAL:

Adoption demands Chairman Ford honor his 1998, 1999 and 2000 obligation to:

DELIVER STOCK PERFORMANCE EQUALING THE TOP QUARTILE OF S&P 500 COMPANIES.

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 18, 2006

Mr. Samuel N. Joanette
360 Collins Avenue, Suite 202
Miami Beach, Florida

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Mr. Joanette:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated November 30, 2006, which we received on December 4, 2006. Your letter requests that the proposal relating to the Chairman honoring certain commitments (the "Proposal") be included in the Company's proxy materials for the 2007 Annual Meeting of Shareholders. Thank you for providing satisfactory evidence of share ownership with the Proposal.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2007 proxy materials if we believe that substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at the number or address referenced above. Thank you for your interest in Ford.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

"REVISED" SHAREHOLDER PROPOSAL SUBMITTED WITH MY DECEMBER 16, 2005 LETTER. AS "REVISED" IT IS LESS THAN 500 WORDS IS ONE SUBJECT AND WAS SUBMITTED WITHIN THE 14 DAY TIME PERIOD.

Resolved:

Are shareholders better off after seven years of Chairman Bill Ford's leadership? No. Ford's stock price declined from $68 to $8 with nearly $100 billion of shareholder's wealth destroyed. [redacted]

EXHIBIT 2

<u>Bill Ford's Broken Commitments - Shareholder's Fortunes Destroyed</u>

<u>Corporations only exist to maximize shareholder's value.</u>

But not at Ford Motor Company. Shareholders are devastated, misled by Bill Ford's commitment to **<u>Enhance Shareholder's Value and stock performance equaling Top Quartile of S&P 500.</u>**

<u>1999 Annual Report:</u> (Stock <u>$68</u>)

(Quoting:) "Our strategy for **adding shareholder value** is simple......" "I want us to **create even more value** for our shareholders." "Providing **superior shareholder returns over time <u>is our top priority</u>**, ...we must improve. Our **<u>commitment</u>** is to keep delivering excellent business results ....to unlock the **full value of those results for shareholders**." "Over time, they create the greatest **added value** for shareholders." "**<u>We will</u>** continue to..........**creating value.....**"

".......**build shareholders value** ....**creating record shareholder value.**" ".......**add shareholder value.**" "**<u>Our goal</u>** is to be in the **top quartile of S&P 500** for shareholder's returns over time." "......shareholder driven." "**<u>Top quartile of S&P 500 over time</u>**." "**<u>I will continue to earn and keep your trust</u>**." "By improving......, we **provide superior returns**."

<u>2000 Annual Report:</u>

(Quoting:) ".......to **increase shareholder value**." "We're building long-term relationships with investors............consistent **superior long-term shareholder value** that has been our hallmark since 1956." "By improving everything we do, we **provide superior returns** to our shareholders."

"...........to lead into the future our strong financial condition, and our ability to deliver **superior shareholder value** over time." "We plan to continue to **deliver superior shareholder returns** into the future." "**<u>They begin with genuine concern for</u>**..........**<u>and obligation to our shareholders</u>**." "Our greatest achievements are yet to come."

"**Ford Motor Company's <u>overall goal</u> is to be in the top quartile of the S&P 500 for shareholder returns over time. <u>We are determined to achieve that goal</u>.**" "........ **superior shareholder returns** the ultimate measure of our success." "........**<u>great companies are distinguished by seeing and *speaking the truth* about their situation</u>**." "......shareholder driven."
".........<u>strategy focuses</u> the Ford team on <u>delivering superior shareholder value</u>." "..........**<u>the company's top priority remains delivering superior shareholder value over time</u>**."
".........Ford stock provides enduring value." "Ford enjoys long-term relationships with both

institutional and individual investors." "While **we are committed** to rewarding our shareholders with handsome financial returns." "........is the surest route to **greater shareholder value.**"

Superior shareholder value was referenced 31 times and Top Quartile of S&P 500 3 times.

Seven years ago, Chairman Ford went **"on the record"** making commitments, enticing shareholders. He hasn't honored his commitments and must **be held accountable** by shareholders who have lost nearly $100 billion.

This proposal demands Bill Ford honor his commitments and produce these results restoring his credibility.

Vote "**FOR**".

PROPOSAL:

Adoption demands Chairman Bill Ford honor his 1999 and 2000 commitments. This will reward long-suffering shareholders.

ENHANCE SHAREHOLDERS VALUE

ACHIEVE STOCK PERFORMANCE EQUALING THE TOP QUARTILE OF S&P 500 COMPANIES.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 12, 2007

The proposal requests that Ford's chairman honor his commitments to shareholders to increase stock performance.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., strategies for enhancing shareholder value). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,

Ted Yu
Special Counsel

END